SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated February 23, 2005 re: Partner’s Board of Directors approves acceptance of offer of Founding Israeli Shareholders to sell Partner shares to Partner

Partner’s Board of Directors approves acceptance of
offer of Founding Israeli Shareholders to sell Partner
shares to Partner

Rosh Ha’ayin, Israel, February 23rd, 2005 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London: PCCD) (the “Company”, “Partner”) announced today that, upon the recommendation of its audit committee, its Board of Directors has approved the acceptance of the offer made by three of its founding Israeli shareholders: Elbit Limited, Eurocom Communications Limited and Polar Communications Limited (together, the “Sellers”), who offered to sell all of their 31.7 million Partner shares (17.2% of ordinary shares) to Partner. Pursuant to this offer, Matav Investments Limited, Partner’s other founding Israeli shareholder, would have the right to also participate in the sale to the Company (the “Matav Option”). In the event that Matav elects to sell shares, the number of shares sold would increase to 33.3 million Partner shares (18.1% of ordinary shares) and all of the founding Israeli shareholders would continue to hold further shares constituting in the aggregate 5% of Partner’s fully diluted shares.

The Sellers’ offer price will be calculated as a 10% discount to Partner’s 20 day volume-weighted average share price on the day before the shareholder meeting called to approve the transaction on the TASE and is subject to a minimum price of NIS 31.04 (US$ 7.10) and a maximum price of NIS 32.22 (US$ 7.37) per share.

The offer is conditional upon various conditions precedent, including the release of the share pledges in favor of Partner’s lending banks currently governing the shares. In approving the share buy back transaction, Partner’s board of directors noted that acceptance of the offer by Partner will also be subject to it obtaining shareholders approval with the majority required for transactions with controlling shareholders and regulatory consents and approvals required by law or Partner’s general license, including, among others:

–	The consent of the Ministry of Communications to changes in Partner’s license including the reduction of the minimum Israeli shareholding requirement in Partner; and

–	Securing the necessary financing and bank approvals

There is no assurance that Partner’s shareholders will approve the share buy back transaction, or that the other conditions for closing will be met. We understand that our founding shareholders have entered into an arrangement regarding the sale of Partner shares if the shareholders do not approve the transaction, or the closing conditions are not met.

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.
Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

–	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

–	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

–	The availability and cost of capital and the consequences of increased leverage;

–	The risks and costs associated with the need to acquire additional spectrum for current and future services;

–	The risks associated with technological requirements, technology substitution and changes and other technological developments;

–	Fluctuations in exchange rates;

–	The results of litigation filed or to be filed against us; and

–	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange of: US $1.00 equals NIS 4.372. The translations were made purely for the convenience of the reader.

About Partner

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.34 million subscribers in Israel. Partner subscribers can use roaming services in 152 destinations using 333 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: February 23, 2005